[Letterhead of Goldman, Sachs & Co.]
October 19, 2007
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Re:   CVR Energy, Inc.
Filed on Form S-1
Registration No. 333-137588
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between October 9, 2007 and the date hereof 15,426 copies of the Preliminary Prospectus dated October 9, 2007 were distributed as follows: 11,880 to 5 prospective underwriters; 3,388 to 3,388 institutional investors; 135 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 14 to 9 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 P.M. on October 22, 2007 or as soon thereafter as practicable.
Very truly yours,
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Simmons & Company International
As Representatives of the
Prospective Underwriters
By:    /s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)